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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of October 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated October 17, 2000 re VirtuaLINC Teams with RADVision for Enhanced IP Video Services and Expanded Internet Product Offerings.

                                                                          ITEM 1

For Immediate Release

Contact:

Karen Gurwitz                       David Seligman
Dir. Corp. Communications           CFO
RADVision, Inc.                     RADVision, Ltd.
Tel: 201.529.4300, x305             Tel: +972.3.645.5446
kgurwitz@radvision.com              Seligman@tlv.radvision.com
www.radvision.com                   www.radvision.com


                                    Jody Burfening
Bill Lewis                          Sanjay Hurry
Director of Marketing               Investor Relations
VirtuaLINC                          LHA
Tel: 972.450.9254                   Tel: 212.838.3777
bill.lewis@vlinc.com                jbs@lhai.com
www.v2pn.com                        www.lhai.com



                  VirtuaLINC Teams with RADVision for Enhanced
            IP Video Services and Expanded Internet Product Offerings VIRTUALINC SELECTS RADVISION'S GATEKEEPER TECHNOLOGY FOR IMPLEMENTATION
             OF NEXT-GENERATION RESOURCE MANAGEMENT SYSTEM SOLUTION

Mahwah, NJ/Dallas, TX, October 17, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, and VirtuaLINC, a high bandwidth Internet company providing high-speed Internet services and video communications products to major hotel chains and corporate users, today announced that VirtuaLINC would be integrating RADVision's H.323 Gatekeeper technology into their next-generation resource management system solution for IP-based videoconferencing services.

VirtuaLINC's total solution provides hotels and corporate users with IP-based videoconferencing communications, thereby reducing their costs and allowing them to provide superior technologies in real-time video communications for their users. VirtuaLINC will use RADVision's Gatekeeper Toolkit to build a customized gatekeeper application tailored to the needs of their resource management system. The Gatekeeper Toolkit provides enhanced functionality for multiple zone support, multiple gateway operation, resource usage control, and PBX-like call processing.

"Incorporating RADVision's gatekeeper technology will allow VirtuaLINC to increase capacity and extend H.323 functionality," said John DeMore', CTO for VirtuaLINC. "After an extensive analysis of the available suppliers, we believe that RADVision's proven technology building blocks will improve the features and reliability of our resource management system."

"RADVision is committed to the widespread deployment of real-time voice and video communications on next-generation networks around the globe," said Dr. Michelle Blank, RADVision's VP of Galactic Marketing. "With VirtuaLINC's quality IP video communications network and RADVision's market-leading technology, consumers can benefit from simple, cost-effective, reliable video communications at their fingertips, wherever they may be."

The heart of the  VirtuaLINC  network  is the  Video  Network  Operating  Center
(VNOC). LINCenter 2.0 is the software application behind the VNOC, and this software controls every aspect of data and video transmission including: gateways, voice over IP, collaboration management, multipoint conferencing, real time transcoding, web broadcasting, billing, reservations, network traffic analysis and security and authentication.

                                     more...

Within the LINCenter, the VNOC manages the company's global high-bandwidth video and data network and guarantees the quality of service necessary for high quality, digital video data streams. Calls using the VirtuaLINC broadband network (V2PN) pass through the LINCenter and are connected to other end points on the V2PN Network, or can be connected to any ISDN-based video system in the world.

RADVision's Gatekeeper Toolkit is used by developers to create customized gatekeeper applications for managing and controlling H.323 networks. The toolkit delivers full H.323-compliant call control and registration functionality, and supports all mandatory ITU H.323 gatekeeper functions. RADVision's Gatekeeper Toolkit provides the underpinning H.323 technology needed for implementing "soft-switch" PBX functionality and the vehicle for delivering compelling new IP services and applications. The toolkit is part of RADVision's broad suite of V2oIP software enabling technology that includes SIP, Megaco/H.248, MGCP, and
H.323 toolkits.

About VirtuaLINC

VirtuaLINC Corporation (www.virtualinc.com) a Dallas-based broadband communications services company specializing in IP-based video services, high-speed Internet and data services for hotels and corporations. The company has developed the world's first publicly accessible, IP video communications network, the V2PN(TM) (Virtual Video Private Network) and is a leading provider of video communications products and high speed internet access for hotel guest rooms and meeting rooms. Currently, VirtuaLINC has signed contracts with more than 500 hotels in the United States and Canada.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized





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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: October 23, 2000